UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 23, 2025
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On April 23, 2025, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on April 24, 2025 and is expected to be paid on April 24, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.103
Soapstone	$ 0.067
Pecan	$ 0.090
Patrick	$ 0.049
Chaparral	$ 0.089
Splash	$ 0.053
Tuscan	$ 0.027
Malbec	$ 0.033
Pinot	$ 0.063
Luna	$ 0.042
Kingsley	$ 0.014
Shoreline	$ 0.034
Holloway	$ 0.037
Badminton	$ 0.009
Mojave	$ 0.053
Wentworth	$ 0.061
Cupcake	$ 0.072
Basil	$ 0.045
Dewberry	$ 0.049
Spencer	$ 0.047
Summerset	$ 0.043
Forest	$ 0.037
Collinston	$ 0.021
Saddlebred	$ 0.025
Odessa	$ 0.022
Lily	$ 0.010
Saturn	$ 0.026
Sugar	$ 0.018
Coatbridge	$ 0.043
Lennox	$ 0.047
Olive	$ 0.035
Dawson	$ 0.021
Bayside	$ 0.035
Elm	$ 0.038
Amber	$ 0.037
Westchester	$ 0.030
Limestone	$ 0.024
Jupiter	$ 0.038
Weldon	$ 0.036
Holland	$ 0.039
Elevation	$ 0.016
Oly	$ 0.028
McLovin	$ 0.033
Matchingham	$ 0.068
Rooney	$ 0.041
KerriAnn	$ 0.031
Sigma	$ 0.046
Grant	$ 0.027
Bandelier	$ 0.035
Ensenada	$ 0.022
Davidson	$ 0.031
Vernon	$ 0.034
Murphy	$ 0.025
Dolittle	$ 0.044
Butter	$ 0.035
Ribbonwalk	$ 0.028
Scepter	$ 0.036
Saint	$ 0.077
Lovejoy	$ 0.034
Greenhill	$ 0.034
Kawana	$ 0.039
Chelsea	$ 0.055
Terracotta	$ 0.019
Otoro	$ 0.038
Hollandaise	$ 0.014
Avebury	$ 0.039
Jack	$ 0.033
Louise	$ 0.025
Gardens	$ 0.049
Peanut	$ 0.035
100	$ 0.018
Lanier	$ 0.019
McGregor	$ 0.036
Point	$ 0.018
Roxy	$ 0.028
Wisteria	$ 0.027
Stonebriar	$ 0.028
Heritage	$ 0.009
Magnolia	$ 0.008
Rosewood	$ 0.024
Apollo	$ 0.018
Baron	$ 0.032
Swift	$ 0.031
Wescott	$ 0.023
Wildwood	$ 0.045
Madison	$ 0.034
Abbington	$ 0.029
Burlington	$ 0.027
Lannister	$ 0.026
Hines	$ 0.036
Ritter	$ 0.025
Jake	$ 0.026
Lookout	$ 0.026
Reynolds	$ 0.044
Kennesaw	$ 0.033
Pioneer	$ 0.031
Bazzel	$ 0.031
June	$ 0.008
Johnny	$ 0.051
Osprey	$ 0.034
Riverwalk	$ 0.009
Collier	$ 0.036
Folly	$ 0.025
Dorchester	$ 0.066
Walton	$ 0.027
Dolly	$ 0.028
Kenny	$ 0.028
Creekside	$ 0.045
Willow	$ 0.027
Wilson	$ 0.009
Daisy	$ 0.029
Henry	$ 0.028
Loretta	$ 0.019
Conway	$ 0.028
Belle	$ 0.028
Chitwood	$ 0.033
Spring	$ 0.028
Wellington	$ 0.027
Braxton	$ 0.031
Reginald	$ 0.017
Camino	$ 0.041
Winston	$ 0.026
Inglewood	$ 0.019
Richardson	$ 0.035
Cumberland	$ 0.027
Bonneau	$ 0.036
Blossom	$ 0.030
Marcelo	$ 0.031
Aster	$ 0.014
Quincy	$ 0.029
Jill	$ 0.029
Mae	$ 0.032
Chester	$ 0.013
Shallowford	$ 0.014
Cypress	$ 0.026
Harrison	$ 0.024
Creekwood	$ 0.013
Hansel	$ 0.021
Falcon	$ 0.030
Eagle	$ 0.040
Goose	$ 0.032
Gretal	$ 0.029
Mimosa	$ 0.021
Redondo	$ 0.027
Sundance	$ 0.033
Chickamauga	$ 0.037
Sequoyah	$ 0.034
Litton	$ 0.031
Brainerd	$ 0.047
Brooklyn	$ 0.028
Regency	$ 0.039
Sunnyside	$ 0.039
Korin	$ 0.044
Dops	$ 0.056
Sajni	$ 0.050
Salinas	$ 0.034
Hansard	$ 0.037
Jefferson	$ 0.045
Marie	$ 0.063
Ella	$ 0.032
Cove	$ 0.024
Belvedere	$ 0.039
Avondale	$ 0.026
Martell	$ 0.036
Mycroft	$ 0.042
Longwoods	$ 0.044
Louis	$ 0.047
Fenwick	$ 0.036
Sims	$ 0.037
Augusta	$ 0.043
Cawley	$ 0.039
Bella	$ 0.026
Foster	$ 0.051
Franklin	$ 0.039
General	$ 0.048
Marion	$ 0.031
Marple	$ 0.029
Mary	$ 0.048
Palmer	$ 0.031
Porthos	$ 0.041
Simon	$ 0.042
Theodore	$ 0.049
Chinook	$ 0.024
Bergenia	$ 0.042
Felix	$ 0.035
Ellen	$ 0.040
Alvin	$ 0.052
Briarwood	$ 0.061
Eastwood	$ 0.057
Abernant	$ 0.047
Calvin	$ 0.062
Fletcher	$ 0.064
Hargrave	$ 0.036
Hobbes	$ 0.055
Irene	$ 0.065
Peterson	$ 0.031
Richmond	$ 0.031
Winchester	$ 0.037

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 23, 2025.

ARRIVED HOMES, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer